February 17, 2022

Re:	Virax Biolabs Group Limited
Draft Registration Statement on Form F-1
Submitted December 27, 2021
CIK No. 0001885827

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Virax Biolabs Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 28, 2022 with respect to the Draft Registration Statement on Form F-1, CIK No. 0001885827 (“F-1”), submitted on December 27, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1 submitted December 27, 2021

Prospectus Cover Page, page i

1. We note your disclosure that investors are cautioned that they are buying shares of a shell company issuer incorporated in the Cayman Islands with operating subsidiaries in Singapore, China and British Virgin Islands. Please also disclose prominently on the prospectus cover page that investors will not hold direct equity investments in the Chinese and Hong Kong operating subsidiaries.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on the cover page of the Revised F-1.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on the cover page of the Revised F-1.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on the cover page of the Revised F-1.

4. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on the cover page of the Revised F-1.

Prospectus Summary, page 1

5. You state on page 1 that your customers “include clinicians, nurses, administrative staff, laboratories, biotechnology companies and other relevant groups on an international basis, covering more than 10 countries and 4 regions, including but not limited to Europe, South America, Asia Pacific, and Sub-Saharan Africa, and we expect to extend [your] geographical reach to North America in 2022.”  On page 67, you state that “five customers and three customers accounted for 98% and 100% of the Group’s sales for the years ended March 31, 2021 and 2020, respectively.” Revise the disclosure in the summary and similar statements in the business section and elsewhere to clarify whether the statements regarding your customers are current or targeted future customers, and to clarify the reach of your current sales. Additionally, revise to separately describe customers for IVD test kits and for Employee Protection Equipment.

Response: The Company acknowledge the Staff’s comment, the Company has added the relevant disclosure in the prospectus summary on page 1 and revised the relevant disclosures in other parts of the Revised F-1.

6. We note in your marketing figures on page 2 you have chosen different base years and different interim growth periods to address market growth.  Tell us why you have chosen to begin the analysis in 2018 and 2017 for the respective markets, and why you chose the particular interim years for each reporting interval.  Tell us why you have not begun the analysis with the beginning of the pandemic in 2020, or at least highlighted the beginning of the pandemic and its impact on these figures to provide context.

Response: The Company acknowledge the Staff’s comment, the Company has replaced the relevant disclosure with selected disclosures from the “Industry Overview” section of the Revised F-1.

7. Revise the prospectus summary to clearly state the status of development of the Virax Immune medical device, including the status of the regulatory process in all jurisdictions in which you have indicated you plan to market the product.  In doing so, clarify whether you have developed a functioning prototype, whether it has been submitted to any regulatory agency and if so, which one(s), what hurdles remain at which agency or agencies, and what device classification and regulatory pathway you intend to rely on with the FDA, and similar disclosure for other applicable regulatory agencies.  Revise the entire prospectus to remove any implication that the Virax Immune potential product is effective, as effectiveness is a determination to be made by regulatory authorities.

Response: The Company acknowledge the Staff’s comment, the Company has added the relevant disclosure in the prospectus summary on page 1 and revised the relevant disclosures in other parts of the Revised F-1.

8. Please add a section here in the summary to discuss your material risks in as prominent in detail and presentation as the discussion of your competitive advantages and growth strategies. In particular, revise your competitive strengths on page 3 with equally prominent disclosure of the challenges of bringing your Virax Immune product to market, including regulatory approvals required and the time need to obtain those approvals, and that you may not obtain approval in the time frame you anticipate, if at all.

Response: The Company acknowledge the Staff’s comment, the Company has added the relevant disclosure under the caption of “Our Challenges” in the prospectus summary section of the Revised F-1.

9. Clarify the benefits you imply from your “Asia-centric supply chain” that result in cost savings over “antiquated high-priced supply chains” and how they differ.

Response: The Company acknowledge the Staff’s comment, the Company has replaced the relevant disclosure with selected disclosure from the “Industry Overview” section of the Revised F-1.

10. Revise the summary to highlight the risks associated with the fact that “it is too early to draw meaningful conclusions from the financial performance of the Group due to the change in [your] business focus since 2020,” as disclosed on page 60. Disclose when you first launched sales of ViraxClear and ViraxCare. Please also revise to make clear in the summary that ViraxClear is a diagnostics distributor that primarily distributes COVID-19 IVD tests kits that you source from third parties, as referenced on page 77. You state on page 59 that you “have been successful at developing your current suite of products for coronavirus detection but also other viral threats.” However, we note your disclosure on page 60 indicating that all costs of revenue for the most recently completed fiscal year were related to the purchase of ViraxCare PPE products and ViraxClear test kits. Revise your summary and disclosure throughout the prospectus to clarify the extent to which you have developed the test kits you sell as compared to test kits you source from third-party suppliers.

Response: The Company acknowledge the Staff’s comment, the Company has added the relevant sub-header under the caption of “Risk Factor Summary” under summary of risk factors on page 8 of the Revised F-1.

11. To the extent you have not done so, in your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledge the Staff’s comment, the Company has added the relevant sub-header under the caption of “Risks Related to Doing Business in China and Hong Kong” under summary of risk factors on page 11 of the Revised F-1 to distinguish China and Hong Kong specific risk factors with other risk factors.

12. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Revise to clearly state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on pages 6 and 7 under the caption “Government Regulations and Approvals for this Offering” of the Revised F-1.

13. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under intercompany agreements.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on pages 7 and 8 under the caption “Transfer of Cash Through our Organization” of the Revised F-1.

14. We note on page 8 the disclosure that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 11 of the Revised F-1.

15. Revise the summary risk factors to disclose the risk that you may be classified as a passive foreign investment company (PFIC), as discussed in the risk factor on page 43 and the disclosure on page 127.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the summary risk factors on page 10 of the Revised F-1.

Summary Consolidated Financial Data, page 11

16. Please revise the financial information presented here to also include loss per share calculations.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 15 of the Revised F-1.

Risk Factors

Risks Related to our Business and Industry, page 12

17. In the Covid-19 risk factor on page 19, revise to disclose which of your offices you temporarily closed at the start of the pandemic.  Revise to clarify and quantify, to the extent practicable, how your business was negatively impacted by the pandemic.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 26, 113 and 114 of the Revised F-1.

Risk Factors

Risks Related to Doing Business in China and Hong Kong, page 35

18. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on pages 45 and 46 under the risk factor headings “The Chinese government may exercise significant oversight and discretion over the conduct of Shanghai Xitu’s business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of our securities” and “The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our Class A ordinary shares to significantly decline or become worthless” of the Revised F-1.

19. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to provide a separate risk factor to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on pages 41 to 43 and 46 under the risk factor headings “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us” and “The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our Class A ordinary shares to significantly decline or become worthless” of the Revised F-1.

Risk Factors

Risks Related to Our Securities, page 39

20. We note your risk factor disclosure on pages 44-45 about the Holding Foreign Companies Accountable Act. Update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on pages 53 to 55 under the risk factor headings “Our Class A ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Our registered public accounting firm, BF Borgers CPA PC, is not headquartered in mainland China or Hong Kong and was not identified in the PACOB’s Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination” and “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” of the Revised F-1.

21. In the risk factor discussing HFCAA, you include disclosure that, “if we effect our initial business combination with a business located in the PRC and if our new auditor is located in China, with operations in and who performs audit operations of registrants in China…the work of our new auditor as it related to those operations may not be inspected by the PCAOB, which is currently the case.” Please clarify the purpose of this disclosure. We note also the reference on page 44 to units, ordinary shares and redeemable warrants being offered in this offering. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 53 and 54 under the risk factor heading “Our Class A ordinary shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Our registered public accounting firm, BF Borgers CPA PC, is not headquartered in mainland China or Hong Kong and was not identified in the PACOB’s Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination” of the Revised F-1.

Use of Proceeds, page 51

22. Please revise to clarify whether you expect the proceeds, together with existing cash, will be sufficient to fund each of your potential testing products through regulatory approval in targeted jurisdictions. If you do not, please indicate how far the proceeds of the offering, together with your existing cash, will allow you to proceed and in what jurisdictions. Refer to Item 3.C.1 of Form 20-F.  Revise to clarify the use of funds for capital for strategic acquisitions as required by Item 3.C.2 and 3 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 61 of the Revised F-1.

Capitalization, page 53

23. Please revise the capitalization table to be as of the most recent balance sheet date included in the filing or expected to be included at effectiveness.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 63 of the Revised F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 58

24. Please describe how your operations, research activities, and product manufacturing and warehousing are conducted. In this regard, we note from your financial statements that you hold inventory, but you do not own or rent any physical facilities that would normally be necessary to conduct such activity as it is described. We also note that you have not disclosed any planned investing activities to acquire any such non-current assets to be used in your future operations.  Please advise.

Response: In response to the Staff’s comment, the Company respectfully submits that for its operations and warehousing are conducted by a third party logistic company, name Stork Up Limited, research activities are conducted by a science company named IQ Services B.V. in the Netherland, and product manufacturing are conducted by its key supplier, Nanjing Vazyme Medical Technology Co., Ltd.

Business

Robust Sales and Distribution Network, page 71

25. Please expand your disclosure to include the material terms of your “exclusive distribution agreements with a PRC biotechnology company.”

Response: In response to the Staff’s comment, the Company respectfully submits that the material terms with the PRC biotechnology company are currently disclosed under the caption “Key Supplier Relationship” and disclosed the name of the PRC biotechnology company on page 108 and 109 of the Revised F-1.

Our Strategies, page 72

26. Please expand your disclosure to include the material terms of your “collaboration with a European Union based materials technology company.”

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 92, 93 and 97 and of the Revised F-1.

Our Products and Services

Virax Immune, page 73

27. Revise to disclose who is conducting the clinical trials referenced on page 74. Please also expand your disclosure to describe the trials being conducted.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on page 94 of the Revised F-1.

28. Please expand your disclosure to explain the extent to which your strategy relies on the implementation of immunity passport systems in your targeted markets.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on page 98 of the Revised F-1.

Key Supplier Relationship, page 87

29. It appears you are substantially dependent on the contracts with your three key suppliers. Please file the contracts with those suppliers as exhibits or tell us why you believe such filing is not required.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the relevant exhibits for one key suppliers in Revised F-1. The Company respectfully submits that it does not have formal contracts or agreements with the final key supplier, Venus Health Consulting Limited and Hangzhou Clongene Biotech Co., Ltd (the “Remaining Suppliers”). Sales terms and arrangements are made through purchase orders from the Remaining Suppliers and accepted by the Company.

Research and Development, page 89

30. Here you state that, as of September 30, 2021, your “research and development team was composed of 20 total personnel internally and externally, which accounted for approximately 60.0% of our total employees.”  On page 91, you state that as of the same date, you had 6 employees, all of whom were full-time.  Revise to clarify.  Refer to Item 6.D of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 3, 92, 110 and 113 of the Revised F-1.

31. On page 71 you state you have “invested significant resources in research and development,” which you quantify at $200,000, $120,221 and $87,000 for the nine months ended September 30, 2021 and the years ended March 31, 2021 and March 31 2020, respectively.  Revise to clarify that your use of “significant” is relative to your gross income, and not, for example, as compared to your main competitors cited on page 69.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 3, 8, 18, 92, and 110 of the Revised F-1.

Business

Intellectual Property, page 90

32. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent.  In this regard it may be useful to provide tabular disclosure in addition to the narrative provided.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 111 of the Revised F-1.

Regulation, page 93

33. Revise this section to include information regarding environmental regulations applicable to your business, in light of the hazardous and other wastes disclosed on page 32. Also revise to summarize all regulatory approvals needed for your medical device products in the United States, China, the United Kingdom, and any other jurisdiction in which you plan to seek or have sought regulatory approval.  We note the disclosure in your risk factors beginning on page 28.

Response: The Company acknowledge the Staff’s comment, the Company respectfully submits that the environmental hazardous and other wastes risk factor was inadvertently and it is now removed and it added the relevant summary of regulatory approvals for jurisdictions where it will apply for regulatory approval in 2022 for its medical device products, namely, Canada, United Kingdom, European Union and the United States, on pages 116 to 120 of the Revised F-1. The Company further submits that the relevant regulatory approvals for the manufacturing of the medical device products in China are applied by our suppliers and the Company does not sell any medical device products in China. Further, for other jurisdictions where the Company sell its medical device products, its sub-distributors apply locally on the Company’s behalf.

Notes to the Consolidated Financial Statements

Note 15 - Related party transactions, page F-21

34. You have disclosed that certain related party transactions were advances for operating costs of your subsidiaries.  Please tell us why you classified these advances as adjustments to reconcile net loss to net cash used in operating activities in your consolidated statements of cash flows.  Refer to IAS 7.17 regarding cash proceeds from issuing debentures, loans, notes, bonds, mortgages and other short-term or long-term borrowings.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 74 and F-6 of the Revised F-1.

General

35. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledge the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick